UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TransDigm Group Incorporated

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

893641 10 0

(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
466 Lexington Avenue
New York, New York  10017
(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Steven J. Gartner, Esq.
Cristopher Greer, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

March 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893641 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TD Group Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 31,093,057

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 31,093,057

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,093,057

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 893641 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus Private Equity VIII, L.P. I.R.S. #13-4161869

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 31,093,057

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 31,093,057

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,093,057

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 893641 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus & Co. I.R.S. #13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 31,093,057

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 31,093,057

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,093,057

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 893641 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus LLC I.R.S. #13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 31,093,057

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 31,093,057

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,093,057

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 893641 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus Partners LLC I.R.S. #13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 31,093,057

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 31,093,057

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,093,057

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.8%

14.	Type of Reporting Person (See Instructions) OO

This Schedule 13D is being filed on behalf of TD Group Holdings, LLC, a Delaware limited liability company (“TD LLC”), Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (together with two affiliated entities, “WP VIII”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), Warburg Pincus & Co., a New York general partnership (“WP”), and Warburg Pincus Partners LLC, a New York limited liability company and a subsidiary of WP (“WP Partners LLC”, and together with WP VIII, WP LLC and WP, the “Warburg Pincus Reporting Persons”). Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC. This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of TransDigm Group Incorporated (formerly known as TD Holding Corporation), a Delaware corporation (the “Company”).

TD LLC and the Warburg Pincus Reporting Persons (together with TD LLC, the “Reporting Persons”) are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each Reporting Person disclaims beneficial ownership of all shares of Common Stock to which such Reporting Person does not have a pecuniary interest.

WP VIII initially acquired shares of Common Stock prior to the registration of the Common Stock under the Exchange Act. The Reporting Persons are filing this Schedule 13D because they have acquired an ownership stake in the Company through investments in the Company prior to its initial public offering of Common Stock (the “IPO”) and due to other transactions that occurred in connection with the IPO.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock and is being filed pursuant to Rule 13d-1 under the Exchange Act. The address of the principal executive offices of the Company is 1301 East 9th Street, Suite 3710, Cleveland, Ohio 44114.

Item 2.	Identity and Background

(a)           This Schedule 13D is filed by TD LLC and the Warburg Pincus Reporting Persons. The managing member of TD LLC is WP VIII. The general partner of WP VIII is WP Partners LLC, which is a subsidiary of WP. WP LLC manages WP VIII. The general partners of WP and the members of WP LLC are set forth on Schedule I hereto.

(b)           The address of the principal business and principal office of TD LLC and each of the Warburg Pincus Reporting Persons and those persons listed on Schedule I is c/o Warburg Pincus & Co., 466 Lexington Avenue, New York, New York 10017.

(c)           The principal business of TD LLC is to acquire, invest in, hold, market and dispose of shares of Common Stock. The principal business of WP VIII is that of making private equity and related investments. The principal business of WP Partners LLC is acting as the general partner of WP VIII and several other related partnerships. The principal business of WP is acting as the managing member of WP Partners LLC. The principal business of WP LLC is acting as manager of WP VIII and several other related partnerships.

(d)           None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Contribution and Exchange Agreement (the “Contribution Agreement”), dated as of March 2, 2006, WP VIII, A.S.F. Co-Investment Partners II, L.P., AlpInvest Partners CS Investments 2003 C.V., AlpInvest Partners Later Stage Co-Investments Custodian II C.V., ML TD Holdings LLC, Teachers Insurance and Annuity Association of American and Michael Graff, one of the Company’s directors (collectively, the “Contributors”), agreed to contribute (the “Contribution”) all of the shares of Common Stock owned by such Contributors, after giving effect to the completion of the IPO, to TD LLC in exchange for membership interests in TD LLC (the “Membership Interests”), with each Contributor being issued a number of Membership Interests equal to the number of shares of Common Stock contributed to TD LLC by such Contributor. On March 20, 2006 (the “Closing Date”), immediately after the closing of the IPO, the Contribution occurred. Other than the issuance of the

Membership Interests, TD LLC paid no consideration for the shares of Common Stock contributed to it pursuant to the Contribution.

In the Contribution, WP VIII contributed 26,232,219 shares of Common Stock to TD LLC. WP VIII acquired such shares of Common Stock (i) pursuant to a Subscription and Note Purchase Agreement, dated as of July 15, 2003, between TD Holding Corporation (now known as TransDigm Group Incorporated), WP VIII and certain other investors named therein (the “Subscription Agreement”), and (ii) in connection with a pro rata distribution of all of the shares of Common Stock held by TD Co-Investors, LLC, a limited liability company in which WP VIII held a 55.6% membership interest prior to the IPO. All of the funds required to acquire the shares of Common Stock by WP VIII were obtained from the working capital of WP VIII.

Item 4.	Purpose of Transaction

TD LLC was formed to acquire, invest in, hold, market and dispose of shares of Common Stock. TD LLC acquired the shares of Common Stock that it currently holds due to the Contribution that occurred on the Closing Date in connection with the closing of the IPO. The acquisition by WP VIII of the Common Stock purchased pursuant to the terms of the Subscription Agreement was effected because of WP VIII’s belief that the Common Stock represented, and continues to represent, an attractive investment. The Reporting Persons may from time to time acquire additional shares of Common Stock or engage in discussions with the Company concerning further acquisitions of shares of Common Stock or further investments in the Company. Such further acquisitions or investments could be material. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on the price and availability of shares of Common Stock, subsequent developments affecting the Company, the

Company’s business and prospects, other investments and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company.

Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I hereto or in Item 1(a) or (d) above, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors (the “Board”) or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           As of Closing Date, each of the Reporting Persons may be deemed to beneficially own 31,093,057 shares of Common Stock, representing approximately 69.8% of the outstanding Common Stock, based on the 44,572,670 shares of Common Stock outstanding as of the Closing Date (after giving effect to the exercise by the underwriters of the IPO of the over-allotment option granted to them, which over-allotment option was exercised in full on the Closing Date).

(b)           Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the 31,093,057 shares of Common Stock it may be deemed to beneficially own.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(c)           On the Closing Date, WP VIII sold 821,594 shares of Common Stock at the per share IPO price of $21.00 in connection with the underwriters’ exercise of their option to purchase additional shares of Common Stock to cover over-allotments. Other than the sale of 821,594 shares of Common Stock by WP VIII in connection with the IPO and the transactions described in Item 3 above, no transactions in the Common Stock were effected during the past sixty days by the Reporting Persons or any of the persons set forth on Schedule I hereto.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit A, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

The Contribution Agreement is described in Item 3 above, such summary being incorporated in this Item 6 by reference. The description of the Contribution Agreement in this Schedule 13D is qualified in its entirety by reference to the Contribution Agreement, which is attached hereto as Exhibit B.

In connection with the Contribution, WP VIII, TD LLC and certain other investors entered into a Limited Liability Company Agreement of TD Group Holdings, LLC, dated as of March 2, 2006 (the “Operating Agreement”), which governs the operations of TD LLC. The description of the Operating Agreement is qualified in its entirety by reference to the Operating Agreement, which is attached hereto as Exhibit C.

The Company, WP VIII and certain other investors named therein entered into a Registration Rights Agreement, dated as of July 22, 2003 (the “Registration Rights Agreement”), which gives TD LLC, as an assignee of certain investors named therein, certain other investors named therein and certain of the Company’s employees registration rights with respect to the Common Stock that they own (or that can be acquired by them). Pursuant to the terms of the Registration Rights Agreement, the Company has agreed, among other things and subject to certain conditions, to use its diligent best efforts to effect up to two registered offerings upon requests from TD LLC and to use its best efforts to qualify for registration on Form S-3, following which TD

LLC will have the right to request up to three registrations on Form S-3. In addition, the Company has granted incidental or “piggyback” registration rights with respect to any Registrable Securities (as defined in the Registration Rights Agreement) held by any party to the Registration Rights Agreement. The description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-130483) (as amended, the “Registration Statement”).

Pursuant to the terms of the Stockholders’ Agreement, dated as of July 22, 2003, between the Company, WP VIII, the other institutional investors whose names and addresses are set forth on Schedule I thereto and the employees of TransDigm Inc. and certain of its subsidiaries whose names and addresses are set forth on Schedule II thereto (the “Stockholders’ Agreement”), the Company has agreed, subject to the terms set forth therein, to use its best efforts to have elected to the Board certain individuals designated by WP VIII. Under the terms of the Stockholders’ Agreement, for so long as WP VIII and its affiliates beneficially own at least 25% of the outstanding shares of Common Stock, the Company is required to nominate and use its best efforts to have elected to the Board that number of individuals that are designated by WP VIII that is equal to the greater of (i) three and (ii) a number of directors (rounded up to the nearest whole number) equal to the number of members of the Board multiplied by the percentage of the outstanding shares of the Common Stock that WP VIII and its affiliates beneficially own as of the date of nomination of directors to the Board (the “Warburg Pincus Percentage”). In addition, for so long as WP VIII and its affiliates beneficially own at least 10% but less than 25% of the outstanding shares of Common Stock, the Company is required to nominate and use its best efforts to have elected to the Board that number of individuals that are designated by WP VIII that is equal to the greater of (i) two and (ii) a number of directors (rounded up to the nearest whole number) equal to the number of members of the Board multiplied by the Warburg Pincus Percentage as of the date of nomination of directors to the Board. Finally, under the terms of the Stockholders’ Agreement, for so long as WP VIII and its affiliates beneficially own at least 5% but less than 10% of the outstanding shares of Common Stock, the Company is required to nominate and use its best efforts to have elected to the Board that number of individuals that are designated by WP VIII that is equal to the greater of (i) one and (ii) a number of directors (rounded up to the nearest whole number) equal to the number of members of the Board multiplied by the Warburg Pincus Percentage as of the date of nomination of directors to the Board. The description of the Stockholders’ Agreement is qualified in its entirety by reference to the Stockholders’ Agreement, which is incorporated by reference to the Registration Statement.

Pursuant to the terms of the employment agreement of W. Nicholas Howley, the Chairman and Chief Executive Officer of the Company, WP VIII has agreed to vote all shares of Common Stock that it controls in favor of Mr. Howley's re-election to the Board. The description of Mr. Howley's employment agreement is qualified in its entirety by reference to the employment agreement, which is incorporated by reference to the Registration Statement.

The Company’s directors, including David A. Barr, Michael Graff, Kevin Kruse and Kewsong Lee, each of whom is listed on Schedule I hereto, TD LLC and WP VIII, as a holder of more than 5% of the Membership Interests, have agreed, subject to certain exceptions, not to (i) offer, sell, contract to sell, pledge or otherwise dispose of directly or indirectly, any shares of Common Stock or Membership Interests, as applicable, or securities convertible into or exchangeable for shares of Common Stock or Membership Interests, as applicable, (ii) enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or Membership Interests, as applicable, whether any such aforementioned transaction is to be settled by delivery of the Common Stock or Membership Interests, as applicable, or such other securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, in each case during the period ending 180 days after March 14, 2006 (which period is subject to extension under the circumstances described in the Lock-Up Agreements (as defined below)), except with the prior written consent of Credit Suisse Securities (USA) LLC, as the representative of the several underwriters of the IPO (the “Lock-Up Agreements”). The description of the Lock-Up Agreements is qualified in its entirety by reference to the Form of Lock-Up Agreement for the Common Stock, which is attached hereto as Exhibit D, and the Lock-Up Agreement for Membership Interests, which is attached hereto as Exhibit E.

Item 7.	Material to Be Filed as Exhibits

Exhibit A.	Joint Filing Agreement, dated March 30, 2006, by and among the Reporting Persons.

Exhibit B.	Contribution Agreement, dated as of March 2, 2006, by and among TD Group Holdings, LLC, Warburg Pincus Private Equity VIII, L.P. and the persons listed on Schedule I thereto.

Exhibit C.

Limited Liability Company Agreement of TD Group Holdings, LLC, dated as of March 2, 2006, by and among Warburg Pincus Private Equity VIII, L.P., the persons whose names are set forth on the signature pages thereto and such other persons listed from time to time on Schedule I thereto.

Exhibit D.	Form of Lock-Up Agreement for the Common Stock.

Exhibit E.

Lock-Up Agreement for the Membership Interests, dated March 14, 2006, among Warburg Pincus Private Equity VIII, L.P., TransDigm Group Incorporated, Credit Suisse Securities (USA) LLC and the other parties named therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2006	TD GROUP HOLDINGS, LLC
By: Warburg Pincus Private Equity VIII, L.P., its Managing Member

By: Warburg Pincus Partners LLC, its General Partner

By: Warburg Pincus & Co., its Managing Member

By:	/s/ SCOTT A. ARENARE
Name:	Scott A. Arenare
Title:	Partner

Dated: March 30, 2006	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
By: Warburg Pincus Partners LLC, its General Partner

By: Warburg Pincus & Co., its Managing Member

By:	/s/ SCOTT A. ARENARE
Name: Scott A. Arenare
Title: Partner

Dated: March 30, 2006	WARBURG PINCUS & CO.

By:	/s/ SCOTT A. ARENARE
Name: Scott A. Arenare
Title: Partner

Dated: March 30, 2006	WARBURG PINCUS LLC

	By:	/s/ SCOTT A. ARENARE
Name: Scott A. Arenare
Title: Member and Managing Director

Dated: March 30, 2006	WARBURG PINCUS PARTNERS LLC
By: Warburg Pincus & Co., its Managing Member

	By	/s/ SCOTT A. ARENARE
Name: Scott A. Arenare
Title: Partner